FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending December 14, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


Issued - Friday 14 December 2007, London, UK


              GLAXOSMITHKLINE RECEIVES POSITIVE EMEA OPINION FOR
                      A CONDITIONAL APPROVAL OF TYVERB(R)

         Announcement signals a new way to treat advanced or metastatic
                      ErbB2 (HER2)-positive breast cancer


GlaxoSmithKline (GSK) announced today that Tyverb(R) (lapatinib) has received a positive opinion recommending a conditional marketing authorisation from the European Medicines Agency (EMEA). Lapatinib, in combination with capecitabine, is indicated for the treatment of patients with advanced or metastatic breast cancer whose tumours overexpress ErbB2 (HER2). Patients should have progressive disease following prior therapy which must include anthracyclines, taxanes and therapy with trastuzumab in the metastatic setting. 1.

Lapatinib is the first oral, small molecule dual targeted therapy that works by getting inside the cancer cell to inhibit both ErbB1 (EGFR) and ErbB2 (HER2), two receptor proteins which are responsible for tumour growth. 2 This novel mechanism of action is a new way to treat breast cancer.

"This positive opinion is fantastic news for eligible women with ErbB2-positive breast cancer across the European Union. Thousands of women are diagnosed every year in Europe with ErbB2 positive breast cancer and are at a greater risk of disease progression and death compared to women with tumours that do not overexpress this protein," said Dr Martine Piccart, Professor of Oncology, Universite Libre de Bruxelles and Department Head, Medicine, Jules Bordet Institute, Brussels. "Lapatinib represents an important new treatment option for a group of patients in real need of alternative therapies and I look forward to the day that I can prescribe lapatinib. Not only that, but this is just the beginning given the ongoing clinical programme investigating the potential use of lapatinib in earlier stages of the disease."

The Data Submitted

The positive opinion was based on a pivotal Phase III trial (EGF100151) in which women with advanced or metastatic ErbB2-positive breast cancer whose disease had progressed following prior treatment were given either the combination of lapatinib and capecitabine, or capecitabine alone. The data showed that the analysis of investigator reported median time to progression (TTP) was 23.9 weeks in the lapatinib and capecitabine arm versus 18.3 weeks in the capecitabine arm alone (hazard ratio = 0.72 p=0.00762). 3 Significance was also shown in the independently assessed time to progression data (hazard ratio 0.57; p=0.00013). 4, 5, 6

In addition to the achievement of the primary endpoint, results from the trial demonstrated the associated potential to reduce the incidence of brain metastases as the first site of recurrence in metastatic breast cancer. Progression of brain metastases was 2% in the combination arm compared with 6% in the capecitabine alone arm. 7 Central nervous system metastases are a major burden for breast cancer patients. 8 These preliminary results with lapatinib are encouraging and are the basis of ongoing research in this area. Latest data on the use of lapatinib and capecitabine in brain metastases will be presented at the San Antonio Breast Cancer Symposium (SABCS) on 16 December 2007.

The most common adverse events during therapy with lapatinib plus capecitabine were gastrointestinal (diarrhoea, nausea and vomiting) or skin disorders (rash and hand and foot syndrome). The majority of adverse events were mild to moderate in severity and were not significantly higher than those seen with capecitabine monotherapy. 5

A conditional marketing authorisation is granted to a medicinal product that fulfils an unmet medical need when the benefit to public health of immediate availability outweighs the risk inherent in the fact that additional data are still required. In the case of lapatinib, GSK is to provide further data from the pivotal study and also additional demonstration of decreased incidence of relapse in the central nervous system, for which a study will be conducted. A conditional marketing authorisation is valid for one year. Thereafter, the conditional marketing authorisation may be renewed annually.

"This is an extremely significant development for patients and physicians across Europe as lapatinib, in combination with capecitabine, will play a valuable role in treating an especially aggressive form of advanced breast cancer by providing an effective treatment that offers added convenience as an oral therapy," said Paolo Paoletti, SVP and Global Head of the Oncology Medicine Development Centre at GSK.

Andrew Witty, President, Pharmaceuticals Europe, GSK and CEO designate added, "The innovative mechanism of action of lapatinib represents a new way to treat breast cancer patients. It is also important to note that this is GSK's second EMEA positive opinion for a cancer treatment in a matter of months, following the positive opinion and approval of Atriance(R) (nelarabine) in the summer. These positive opinions underscore our commitment to develop an industry leading oncology portfolio to address the unmet medical needs of cancer patients, whether they be for highly prevalent or extremely rare forms of the disease."

Future for Lapatinib - Ongoing Clinical Trials

A comprehensive clinical development programme will evaluate lapatinib both alone and in combination with other therapies (chemotherapy, hormonal therapy, other targeted agents and VEGF inhibitors) across the spectrum of ErbB2-positive breast cancer, from metastatic to early breast cancer. Trials are also ongoing and planned in a range of other solid tumours that overexpress ErbB1 and/or ErbB2.

GSK in Oncology

GSK Oncology is dedicated to producing innovations in cancer that will make profound differences in the lives of patients. Through GSK's revolutionary ' bench to bedside' approach, we are transforming the way treatments are discovered and developed, resulting in one of the most robust pipelines in the oncology sector. Our worldwide research in oncology includes partnerships with more than 160 cancer centres. GSK is closing in on cancer from all sides with a new generation of patient focused cancer treatments in prevention, supportive care, chemotherapy and targeted therapies.

S M Bicknell

Company Secretary

14 December 2007


About GlaxoSmithKline

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better, and live longer. For company information, visit GlaxoSmithKline at http://www.gsk.com.


Notes to editors:

Tyverb(R) and Tykerb(R) are trademarks of the GlaxoSmithKline group of companies.
Tykerb(R) is the brand name used for lapatinib in the United States and certain other countries.

Tyverb(R) is the brand name used for lapatinib in Switzerland and is the proposed trade name in the European Union, pending regulatory approval.

Lapatinib is approved for sale in the United States, Australia, New Zealand, Switzerland, South Korea and certain countries in South America and the Middle East.

Registration dossiers for lapatinib have been filed in Canada and a number of countries in Asia, Latin America and the Middle East.

To access the latest GSK Oncology materials visit www.gskcancermedia.com


Enquiries:

UK Media enquiries:                    Philip Thomson          (020) 8047 5502
                                       Claire Brough           (020) 8047 5502
                                       Alice Hunt              (020) 8047 5502
                                       Joss Mathieson          (020) 8047 5502

US Media enquiries:                    Nancy Pekarek           (215) 751 7709
                                       Mary Anne Rhyne         (919) 483 2839

European Analyst/Investor enquiries:   David Mawdsley          (020) 8047 5564
                                       Sally Ferguson          (020) 8047 5543

US Analyst/ Investor enquiries:        Frank Murdolo           (215) 751 7002
                                       Tom Curry               (215) 751 5419


References:

1.   EMEA Summary of Opinion

2. Konecny GE, Pegram MD, Venkatesan N, et al. Activity of the dual kinase inhibitor lapatinib (GW572016) against HER-2-overexpressing and trastuzumab-treated breast cancer cells. Cancer Res 2006;66:1630-9

3.   Tykerb(R) US Prescribing Information. GSK data on file.

4. Crown J, Cameron D, Martin AM, et al. Lapatinib plus capecitabine in HER2+ advanced breast cancer (ABC): report of updated efficacy and gene-array data. Euro J Cancer Supplements 2007; 5 (4):212: abstract O#2096

5. Geyer C, Forster J, Lindquist D, Chan S, Romieu C et al. Lapatinib plus capecitabine for HER2-positive advanced breast cancer. N Engl J Med 2006; 355;2733-43

6. EGF100151. A phase III, randomized, open-label, multicenter study comparing GW572016 and capecitabine (Xeloda) versus capecitabine in women with refractory advanced or metastatic breast cancer (03April2006 data cut-off) Glaxosmithkline clinical trials register 2006; Available at: http://ctr.gsk.co.uk/Summary/lapatinib/studylist.asp.

7.   Tyverb(R) Summary of Product Characteristics. GSK data on file.

8. Pelletier EM, Shim B, Goodman S, Amonkar MM. Epidemiology and economic burden of brain metastases among patients with primary breast cancer: results from a US claims data analysis. Breast Cancer Res Treat 2007




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 14, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc